UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2022)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2022 (FISCAL 2021).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      May 14, 2021

May 14, 2021
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2021
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Jun Ohta
Date of ordinary general meeting of shareholders: June 29, 2021 Date of payment of year-end dividends: June 30, 2021
Annual securities report (Yukashoken hokokusho) issuing date: June 29, 2021
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2021)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2021	¥3,902,307	(15.0)%	¥711,018	(23.7)%	¥512,812	(27.1)%
Fiscal year ended March 31, 2020	4,591,873	(4.4)	932,064	(17.9)	703,883	(3.1)

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2021: ¥1,465,014 million [292.8%] (b) for the fiscal year ended March 31, 2020: ¥372,971 million [(53.1)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2021	¥ 374.26	¥ 374.08	4.6%	0.3%	18.2%
Fiscal year ended March 31, 2020	511.87	511.57	6.6	0.4	20.3

     Note:     Equity in gains (losses) of affiliates:

  (a) for the fiscal year ended March 31, 2021: ¥24,972 million            (b) for the fiscal year ended March 31, 2020: ¥56,051 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2021	¥ 242,584,308	¥ 11,899,046	4.9%	¥ 8,629.73
As of March 31, 2020	219,863,518	10,784,903	4.9	7,827.50

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2021: ¥11,826,418 million (b) as of March 31, 2020: ¥10,719,969 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2021	¥ 18,795,951	¥ (7,679,878)	¥ (562,580)	¥ 66,811,212
Fiscal year ended March 31, 2020	7,087,460	(3,011,660)	(1,024,554)	56,097,807

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2020	¥ —	¥ 90	¥ —	¥100	¥190	¥260,205	37.0%	2.4%
ended March 31, 2021	—	95	—	95	190	260,381	50.8	2.3
ending March 31, 2022 (forecast)	—	100	—	100	200		45.7%

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2022)

	(Millions of yen, except per share data and percentages)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2022	¥ 600,000	17.0%	¥ 437.82
Notes:	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of March 31, 2021.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	Yes
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 2 “I. Matters related to summary information (Notes).”

(3) Number of shares issued (common stock)

	As of March 31, 2021	As of March 31, 2020
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares	1,373,171,556 shares
(b) Number of treasury stocks	3,612,302 shares	3,645,043 shares

	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2020
(c) Average number of shares issued in the year	1,370,213,741 shares	1,375,118,034 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 15 “(Per share data)”.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2021)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2021	¥ 483,459	(42.0)%	¥ 288,137	(54.9)%	¥ 279,402	(55.6)%	¥ 281,966	(55.7)%
ended March 31, 2020	833,835	59.6	639,310	83.7	629,263	84.4	636,128	34.1

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2021	¥205.78		¥205.68
ended March 31, 2020	462.60		462.33
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2021	¥ 15,025,382		¥ 5,983,656		39.8%		¥ 4,364.96
As of March 31, 2020	14,225,470		5,966,267		41.9		4,354.94
Note: Stockholders’ equity (a) as of March 31, 2021: ¥5,981,865 million (b) as of March 31, 2020: ¥5,964,203 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2021 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Matters related to summary information (Notes)

1. Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard etc. for Fair Value Measurement

The Company has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the fiscal year ended March 31, 2021.

Due to this application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting Standards for Fair Value Measurement” and Item 44-2 of “Accounting Standard for Financial Instruments,” (ASBJ Statement No.10, July 4, 2019), the Company has applied new accounting policies since the beginning of the fiscal year ended March 31, 2021. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of “Accounting Standards for Fair Value Measurement,” the cumulative effects are adjusted to “Retained earnings” of the beginning of the fiscal year ended March 31, 2021, in the case that the new accounting policy is retroactively applied previous to the beginning of the fiscal year ended March 31, 2021.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, “Retained earnings” decreased by ¥41,849 million, and “Net assets per share” decreased by ¥30.56 at the beginning of the fiscal year ended March 31, 2021.

2. Changes in accounting policies due to reasons other than above 1.

Changes in Recognition of installment-sales-related income and installment-sales-related expenses

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the fiscal year ended March 31, 2021, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, has been recorded as “Interest on deferred payment.”

This change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥722,440 million respectively, “Interest income” increased by ¥30,335 million, and “Other operating income” decreased by ¥752,775 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the fiscal year ended March 31, 2020. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

Sumitomo Mitsui Financial Group, Inc.

II. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2021 (fiscal 2020)

(1)	Operating results

In fiscal 2020, net business profit decreased by ¥1.0 billion to ¥1,084.0 billion. The primary reasons were decrease in equity in gains of affiliates due to an increase in credit costs at SMBC Aviation Capital Limited and investees in Asia, despite an increase in gross profit resulting from strong performance in wealth management business and overseas securities business, and success of nimble portfolio management in the Global Markets Business Unit.

Total credit cost increased by ¥189.9 billion year-on-year to ¥360.5 billion, due to incurring credit costs both in domestic and global businesses resulting from the spread of the novel coronavirus disease (COVID-19), and precautionary provisions recorded in order to prepare for possible future losses.

As a result, ordinary profit decreased by ¥221.0 billion year-on-year to ¥711.0 billion.

In addition, profit attributable to owners of parent decreased by ¥191.1 billion year-on-year to ¥512.8 billion, because impairment losses on goodwill of Sumitomo Mitsui DS Asset Management Company, Limited were recognized.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2021	Change from the fiscal year ended March 31, 2020
Net business profit	¥ 1,084.0	¥ (1.0)
Gross profit	2,806.2	37.6
General and administrative expenses	(1,747.1)	(7.5)
Equity in gains of affiliates	25.0	(31.1)
Total credit cost	(360.5)	(189.9)
Ordinary profit	711.0	(221.0)
Profit attributable to owners of parent	512.8	(191.1)

SMBC non-consolidated
Banking profit *	¥ 665.2	¥ 61.2
Gross banking profit	1,481.7	69.7
Expenses (excluding non-recurring losses)	(816.5)	(8.4)
Total credit cost	(242.7)	(193.1)
Ordinary profit	436.1	(47.9)
Net income	338.0	20.7

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2022 (fiscal 2021)

Earnings forecast for profit attributable to owners of parent is expected to amount to ¥ 600.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2021

(1)	Assets and liabilities

Total assets as of March 31, 2021 were ¥242,584.3 billion, a year-on-year increase of ¥22,720.8 billion.

As for major account balances, loans and bills discounted increased by ¥2,615.1 billion to ¥85,132.7 billion year-on-year and deposits increased by ¥14,983.9 billion to ¥142,026.2 billion year-on-year.

(2)	Net assets

Net assets were ¥11,899.0 billion, a year-on-year increase of ¥1,114.1 billion. Stockholders’ equity within net assets was ¥9,513.4 billion, a year-on-year increase of ¥159.1 billion due to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company generated ¥18,796.0 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year increase in cash flows of ¥11,708.5 billion, used ¥7,679.9 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, a year-on-year decrease in cash flows of ¥4,668.2 billion, and used ¥562.6 billion in cash flows from financing activities including payment of dividends, a year-on-year increase in cash flows of ¥462.0 billion. Consequently, cash and cash equivalents amounted to ¥66,811.2 billion, a year-on-year increase of ¥10,713.4 billion.

III. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

IV. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2020	2021
Assets:
Cash and due from banks	¥61,768,573	¥72,568,875
Call loans and bills bought	896,739	2,553,463
Receivables under resale agreements	8,753,816	5,565,119
Receivables under securities borrowing transactions	5,005,103	5,827,448
Monetary claims bought	4,559,429	4,665,244
Trading assets	7,361,253	6,609,195
Money held in trust	353	309
Securities	27,128,751	36,549,043
Loans and bills discounted	82,517,609	85,132,738
Foreign exchanges	2,063,284	2,173,189
Lease receivables and investment assets	219,733	236,392
Other assets	8,298,393	8,590,785
Tangible fixed assets	1,450,323	1,458,991
Assets for rent	506,755	465,147
Buildings	341,505	370,531
Land	423,346	457,920
Lease assets	28,933	23,589
Construction in progress	46,138	17,394
Other tangible fixed assets	103,645	124,408
Intangible fixed assets	753,579	738,759
Software	440,407	475,360
Goodwill	194,289	147,508
Lease assets	986	769
Other intangible fixed assets	117,896	115,120
Net defined benefit asset	230,573	565,534
Deferred tax assets	26,314	29,840
Customers’ liabilities for acceptances and guarantees	9,308,882	9,978,396
Reserve for possible loan losses	(479,197)	(659,017)

Total assets	¥219,863,518	¥242,584,308

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2020	2021
Liabilities:
Deposits	¥127,042,217	¥142,026,156
Negotiable certificates of deposit	10,180,435	12,570,617
Call money and bills sold	3,740,539	1,368,515
Payables under repurchase agreements	13,237,913	15,921,103
Payables under securities lending transactions	2,385,607	2,421,353
Commercial paper	1,409,249	1,686,404
Trading liabilities	6,084,528	5,357,649
Borrowed money	15,210,894	17,679,690
Foreign exchanges	1,461,308	1,113,037
Short-term bonds	379,000	585,000
Bonds	9,235,639	9,043,031
Due to trust account	1,811,355	2,321,223
Other liabilities	7,011,967	7,741,638
Reserve for employee bonuses	73,868	89,522
Reserve for executive bonuses	3,362	4,408
Net defined benefit liability	35,777	35,334
Reserve for executive retirement benefits	1,270	1,081
Reserve for point service program	26,576	24,655
Reserve for reimbursement of deposits	4,687	9,982
Reserve for losses on interest repayment	142,890	140,758
Reserves under the special laws	3,145	3,902
Deferred tax liabilities	257,384	532,193
Deferred tax liabilities for land revaluation	30,111	29,603
Acceptances and guarantees	9,308,882	9,978,396

Total liabilities	209,078,615	230,685,262

Net assets:
Capital stock	2,339,964	2,341,274
Capital surplus	692,003	693,205
Retained earnings	6,336,311	6,492,586
Treasury stock	(13,983)	(13,698)

Total stockholders’ equity	9,354,296	9,513,367

Net unrealized gains (losses) on other securities	1,371,407	2,094,605
Net deferred gains (losses) on hedges	82,257	14,723
Land revaluation excess	36,878	36,251
Foreign currency translation adjustments	(32,839)	40,390
Accumulated remeasurements of defined benefit plans	(92,030)	127,080

Total accumulated other comprehensive income	1,365,673	2,313,051

Stock acquisition rights	2,064	1,791
Non-controlling interests	62,869	70,836

Total net assets	10,784,903	11,899,046

Total liabilities and net assets	¥219,863,518	¥242,584,308

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2020	2021
Ordinary income	¥4,591,873	¥3,902,307
Interest income	2,486,699	1,853,039
Interest on loans and discounts	1,693,016	1,367,726
Interest and dividends on securities	346,822	283,786
Interest on call loans and bills bought	15,890	11,896
Interest on receivables under resale agreements	31,449	10,056
Interest on receivables under securities borrowing transactions	21,247	4,407
Interest on deposits with banks	80,924	17,891
Interest on lease transactions	7,307	6,540
Interest on deferred payment	30,335	24,712
Other interest income	259,705	126,021
Trust fees	4,701	4,895
Fees and commissions	1,287,538	1,298,373
Trading income	262,826	199,647
Other operating income	297,290	365,761
Lease-related income	39,123	32,155
Other	258,166	333,606
Other income	252,816	180,589
Recoveries of written-off claims	12,414	12,850
Other	240,401	167,739
Ordinary expenses	3,659,809	3,191,288
Interest expenses	1,179,770	517,822
Interest on deposits	441,477	152,094
Interest on negotiable certificates of deposit	131,849	35,876
Interest on call money and bills sold	10,284	1,786
Interest on payables under repurchase agreements	131,320	7,097
Interest on payables under securities lending transactions	1,111	203
Interest on commercial paper	31,525	6,029
Interest on borrowed money	57,632	37,667
Interest on short-term bonds	29	63
Interest on bonds	220,874	204,509
Other interest expenses	153,666	72,492
Fees and commissions payments	204,188	204,352
Other operating expenses	186,511	193,354
Lease-related expenses	26,514	23,419
Other	159,997	169,935
General and administrative expenses	1,739,603	1,747,144
Other expenses	349,734	528,613
Provision for reserve for possible loan losses	70,571	233,875
Other	279,163	294,737

Ordinary profit	932,064	711,018

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2020	2021
Extraordinary gains	¥23,896	¥9,440
Gains on disposal of fixed assets	1,855	9,035
Other extraordinary gains	22,040	404
Extraordinary losses	67,314	48,222
Losses on disposal of fixed assets	1,910	4,939
Losses on impairment of fixed assets	65,106	42,525
Provision for reserve for eventual future operating losses from financial instruments transactions	297	757

Income before income taxes	888,646	672,237

Income taxes-current	213,526	225,523
Income taxes-deferred	(45,842)	(69,177)

Income taxes	167,684	156,346

Profit	720,962	515,890

Profit attributable to non-controlling interests	17,078	3,077

Profit attributable to owners of parent	¥703,883	¥512,812

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2020	2021
Profit	¥720,962	¥515,890
Other comprehensive income	(347,990)	949,124
Net unrealized gains (losses) on other securities	(314,792)	718,428
Net deferred gains (losses) on hedges	166,177	(82,494)
Land revaluation excess	(39)	—
Foreign currency translation adjustments	(74,052)	80,177
Remeasurements of defined benefit plans	(84,420)	217,424
Share of other comprehensive income of affiliates	(40,864)	15,587

Total comprehensive income	372,971	1,465,014

Comprehensive income attributable to owners of parent	355,302	1,460,228
Comprehensive income attributable to non-controlling interests	17,669	4,785

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the fiscal year
Issuance of new stock	521	521			1,043
Cash dividends			(255,834)		(255,834)
Profit attributable to owners of parent			703,883		703,883
Purchase of treasury stock				(100,088)	(100,088)
Disposal of treasury stock		(250)		733	483
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,565)			(47,565)
Decrease due to decrease in subsidiaries			(945)		(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)		(679)
Reversal of land revaluation excess			(435)		(435)
Transfer from retained earnings to capital surplus		101,923	(101,923)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	(47,044)	344,064	2,318	299,860

Balance at the end of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Net changes in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Balance at the end of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2020	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥4,750	¥678,540	¥11,451,611
Changes in the fiscal year
Issuance of new stock			1,043
Cash dividends			(255,834)
Profit attributable to owners of parent			703,883
Purchase of treasury stock			(100,088)
Disposal of treasury stock			483
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,565)
Decrease due to decrease in subsidiaries			(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)
Reversal of land revaluation excess			(435)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(2,685)	(615,671)	(966,568)

Net changes in the fiscal year	(2,685)	(615,671)	(666,708)

Balance at the end of the fiscal year	¥2,064	¥62,869	¥10,784,903

Year ended March 31, 2021	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the fiscal year
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(267,143)		(267,143)
Profit attributable to owners of parent			512,812		512,812
Purchase of treasury stock				(61)	(61)
Disposal of treasury stock		(65)		347	281
Changes in shareholders’ interest due to transaction with non-controlling interests		(106)			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)		(48,054)
Reversal of land revaluation excess			574		574
Transfer from retained earnings to capital surplus		65	(65)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,309	1,202	198,123	285	200,920

Balance at the end of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Net changes in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Balance at the end of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051

	Millions of yen
Year ended March 31, 2021	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the fiscal year
Issuance of new stock			2,618
Cash dividends			(267,143)
Profit attributable to owners of parent			512,812
Purchase of treasury stock			(61)
Disposal of treasury stock			281
Changes in shareholders’ interest due to transaction with non-controlling interests			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)
Reversal of land revaluation excess			574
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(272)	7,967	955,071

Net changes in the fiscal year	(272)	7,967	1,155,992

Balance at the end of the fiscal year	¥1,791	¥70,836	¥11,899,046

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2020	2021
Cash flows from operating activities:
Income before income taxes	¥888,646	¥672,237
Depreciation	209,198	207,815
Losses on impairment of fixed assets	65,106	42,525
Amortization of goodwill	17,533	19,365
Net (gains) losses on step acquisitions	(22,040)	(404)
Equity in net (gains) losses of affiliates	(56,051)	(24,972)
Net change in reserve for possible loan losses	13,411	177,227
Net change in reserve for employee bonuses	3,103	15,158
Net change in reserve for executive bonuses	201	1,061
Net change in net defined benefit asset and liability	101,532	(335,174)
Net change in reserve for executive retirement benefits	(84)	(235)
Net change in reserve for point service program	2,627	(1,920)
Net change in reserve for reimbursement of deposits	(3,249)	5,294
Net change in reserve for losses on interest repayment	(4,703)	(2,132)
Interest income	(2,486,699)	(1,853,039)
Interest expenses	1,179,770	517,822
Net (gains) losses on securities	(143,877)	(174,302)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	118,815	(398,722)
Net (gains) losses from disposal of fixed assets	54	(4,096)
Net change in trading assets	(1,859,195)	578,416
Net change in trading liabilities	1,930,360	(223,323)
Net change in loans and bills discounted	(4,839,243)	(2,316,636)
Net change in deposits	5,064,595	14,626,281
Net change in negotiable certificates of deposit	(982,400)	2,388,038
Net change in borrowed money (excluding subordinated borrowings)	4,844,384	2,454,998
Net change in deposits with banks	(1,455,747)	(10,577)
Net change in call loans and bills bought and others	(812,970)	1,377,379
Net change in receivables under securities borrowing transactions	(907,630)	(822,344)
Net change in call money and bills sold and others	4,256,015	364,533
Net change in commercial paper	(882,878)	307,253
Net change in payables under securities lending transactions	572,787	35,745
Net change in foreign exchanges (assets)	(346,503)	(110,014)
Net change in foreign exchanges (liabilities)	296,890	(353,210)
Net change in lease receivables and investment assets	17,309	(3,878)
Net change in short-term bonds (liabilities)	294,500	206,000
Issuance and redemption of bonds (excluding subordinated bonds)	152,729	(97,531)
Net change in due to trust account	458,581	509,868
Interest received	2,501,815	1,909,880
Interest paid	(1,201,792)	(559,951)
Other, net	386,091	(189,032)

Subtotal	7,370,996	18,935,404

Income taxes paid	(283,536)	(139,452)

Net cash provided by (used in) operating activities	7,087,460	18,795,951

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2020	2021
Cash flows from investing activities:
Purchases of securities	(35,544,708)	(41,807,504)
Proceeds from sale of securities	23,204,983	17,221,557
Proceeds from redemption of securities	9,550,000	17,208,608
Purchases of money held in trust	(284)	(0)
Proceeds from sale of money held in trust	321	44
Purchases of tangible fixed assets	(103,052)	(145,946)
Proceeds from sale of tangible fixed assets	19,206	26,434
Purchases of intangible fixed assets	(147,784)	(178,765)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(17,365)	(4,305)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	27,021	—

Net cash provided by (used in) investing activities	(3,011,660)	(7,679,878)

Cash flows from financing activities:
Repayment of subordinated borrowings	(8,000)	—
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	139,405	194,103
Redemption of subordinated bonds and bonds with stock acquisition rights	(113,000)	(488,640)
Dividends paid	(255,771)	(267,119)
Proceeds from issuance of common stock to non-controlling stockholders	—	100
Repayment to non-controlling stockholders	(436,500)	—
Dividends paid to non-controlling stockholders	(16,922)	(1,244)
Purchases of treasury stock	(100,088)	(61)
Proceeds from disposal of treasury stock	483	281
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	(234,159)	0

Net cash provided by (used in) financing activities	(1,024,554)	(562,580)

Effect of exchange rate changes on cash and cash equivalents	(74,480)	159,912

Net change in cash and cash equivalents	2,976,764	10,713,405

Cash and cash equivalents at the beginning of the fiscal year	53,120,963	56,097,807

Net change in cash and cash equivalents resulting from business combinations between subsidiaries	79	—

Cash and cash equivalents at the end of the fiscal year	¥56,097,807	¥66,811,212

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2021	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥634,900	¥1,127,400	¥723,700	¥460,700	¥(140,513)	¥2,806,187
General and administrative expenses	(299,900)	(910,400)	(383,300)	(82,900)	(70,644)	(1,747,144)
Others	53,500	2,200	26,300	35,700	(92,728)	24,972

Consolidated net business profit	¥388,500	¥219,200	¥366,700	¥413,500	¥(303,885)	¥1,084,015

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
4.	“International Business Unit” was renamed as “Global Business Unit” as of April 1, 2020.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2021	Millions of yen
Consolidated net business profit	¥1,084,015
Other ordinary income (excluding equity in gains of affiliates)	155,617
Other ordinary expenses	(528,613)

Ordinary profit on consolidated statements of income	¥711,018

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2021	Yen
Net assets per share	¥8,629.73
Earnings per share	374.26
Earnings per share (diluted)	374.08

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2021	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥512,812
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	512,812
Average number of common stock during the fiscal year (in thousands)	1,370,213

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(0)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(0)
Increase in number of common stock (in thousands)	658
Stock acquisition rights (in thousands)	658
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2021	Millions of yen, except number of shares
Net assets	¥11,899,046
Amount excluded from Net assets	72,627
Stock acquisition rights	1,791
Non-controlling interests	70,836
Net assets attributable to common stock at the fiscal year-end	11,826,418
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,370,427

(Significant subsequent events)

There are no significant subsequent events to be disclosed.